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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
                                                                                                    Expires:
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                               COMMISSION FILE NUMBER
                                                                                                               1-11568
(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR                -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER
                                                                                                              69364P109
     For Period Ended: September 30, 2000                                                           -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

PTI HOLDING INC.
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Full Name of Registrant

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Former Name if Applicable


C/O 15 EAST NORTH STREET
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Address of Principal Executive Office (Street and Number)


DOVER, DE 19901
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

  |X|   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |_|   | (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
  | |   | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

Due to several circumstances, the Registrant was unable to assemble the neccessary information for the Registrant's Quarterly report on Form 10-Q for the period ended September 30, 2000 on a timely basis and without unreasonable effort.


                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

    _ANTHONY COSTANZO____________________________  _________914__________________  _____________________423-8200____________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?      yes                                                                          | | Yes  |X| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.


          The Company's net sales were $54,265,737 during the nine months ended September 30, 2000, an increase of 4% from net sales of $52,407,307  for the same period in 1999.  Sales for PTI were  $39,005,392  for the nine months ended September 30, 2000 and
     $40,227,539  for the same period in 1999.  The decrease in sales for PTI was  attributed  to credits  issued to  customers  for buyback  allowances,  as well as the related  reduction in inventory value.  Sales for the nine months ended September 30, 2000 from Flents were $15,260,345 compared to sales of $12,179,768 for the same period in 1999. The increase in sales for Flents was attributed to the additional months of sales from the acquisition of Karlen, which occurred in April 1999.

          The cost of sales for the nine months ended  September  30, 2000 was  $40,248,015  (resulting  in a gross profit margin of
     26%), compared to the Company's cost of sales for the nine months ended September 30, 1999 of $37,607,359 (resulting in a gross profit margin of 28%). PTI's gross profit margin contribution approximated 18% for the nine months ended September 30, 2000 and
     23% for the nine months ended September 30, 1999. Flents' gross profit margin contribution approximated 46% for the nine months ended  September 30, 2000 and 45% for the nine months ended  September 30, 1999.  The  fluctuation in gross margins for PTI and
     Flents was due primarily to changes in product mix sales. PTI's gross margins for the nine months ended September 30, 2000 were also affected by increased credit allowances to major customers over the same period in 1999. The cost of sales for PTI for the nine months ended September 30, 2000 also included additional charges for the write off of obsolete  inventories and tooling in the amounts of $420,000 and $271,000, respectively.

          Selling,  general and  administrative  expenses for the nine months ended September 30, 2000 were $15,246,501  compared to selling,  general and administrative expenses of $11,604,232 for the nine months ended September 30, 1999. Selling, general and administrative  expenses,  as a  percentage  of sales were 28% and 22% for the nine months ended  September  30, 2000 and 1999, respectively.  The increased selling,  general and administrative  spending in the nine months of 2000 was primarily due to the higher costs associated with the expansion of the helmet, bicycle and bicycle accessory business,  coupled with the acquisition of Karlen,  installation of new systems and the higher costs for human resources.  Selling, general and administrative expenses for the nine months ended September 30, 2000 also included  restructuring charges in the amount of approximately  $392,000. The charges were comprised of $267,000 related to excess warehouse space and other costs and $125,000 in employee severance costs.

          The Company had a net loss of $2,296,497 after the minority interest deduction for the 40% outside ownership in Flents for the nine months ended  September 30, 2000 compared to the Company's net income for the nine months ended  September 30, 1999 of
     $764,365. The reduction in earnings resulted primarily from increased selling, general and administrative  spending,  increased license fees, increased sales allowances, financing costs associated with the acquisition of Karlen and from increased goodwill amortization resulting from the acquisitions.

====================================================================================================================================


                                        ______PTI HOLDING INC._____________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date ________November 15, 2000_______________                             By___/s/ Anthony Costanzo___________________________
                                                                                 Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
    Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of
    Regulation S-T.


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